EXHIBIT 99.1

Fury Finalizes Drill Targeting at its Newly Acquired Sakami Gold Project

TORONTO, June 16, 2025 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that is has finalized a number of drill targets at the Sakami gold project located in the Eeyou Istchee Territory in the James Bay region of Northern Quebec (Figure 1). The first phase drilling campaign will commence in late June 2025 and will be comprised of approximately 3,000 – 5,000 metres (m), with three priorities;

  Discovery along a 23-kilometre (km) long gold-bearing structural corridor at the Juliette target;
  Confirm historical mineralized intercepts at the La Pointe and La Pointe Extension targets;
  Stepout drilling along strike and down plunge of a high-grade corridor identified at La Pointe Extension.

Historical drilling at Sakami has intercepted gold mineralization across widths of up to 75 m and to a depth of up to 500 m below surface with intercepts of 7.79 g/t gold (Au) over 3.0 m from drill hole PT21-182; 8.70 g/t Au over 7.0 m from drill hole PT21-187; 4.28 g/t Au over 4.5 m from drill hole PT17-102 and 3.89 g/t Au over 14.90 m from drill hole PT18-116 (Figures 2 and 3).

“We are looking forward to commencing drilling later this month at the Sakami project, following our successful acquisition of Quebec Precious Metals. This project offers exciting discovery potential, and we believe it holds significant promise for value creation,” commented Tim Clark, CEO of Fury.

“The newly acquired Sakami project represents an excellent opportunity for new discovery and building on the gold mineralization identified to date. The targeting matrix incorporates all available data and is extremely robust with goals ranging from brand new regional discovery through to confirmation and extension drilling,” commented Bryan Atkinson, P.Geol., SVP Exploration of Fury.

Sakami Project
The Sakami project covers approximately 14,250 hectares (ha) 30 km to the east of the paved Billy Diamond Highway. The Project straddles the prospective structural corridor marking the contact between the Opinaca and La Grande Geological subprovinces, where gold mineralization has been identified across over 23 km (Figure 1). Gold mineralization is located at the base of a sulphide rich horizon located along and proximal to regional-scale shearing, marking the contact between the two geological subprovinces (Figures 2, 3, and 4).

Previously identified gold mineralization at both La Pointe and La Pointe Extension remains open to depth and along strike, which will be a primary target for follow-up. The undrilled Juliette target, located 1 km south of La Pointe Extension, has a similar Induced Polarization (IP) geophysical chargeability signature to the La Pointe and La Pointe Extension targets and represents an excellent opportunity to discover additional gold mineralization along the highly prospective gold-bearing structure (Figure 4).

The three priorities of the first phase drilling campaign are all focused on advancing Fury’s technical understanding of the prospectivity of the Sakami project. Firstly, the drilling will target regional discovery at Juliette. The second priority of the drilling is to confirm the nature and extent of mineralization identified in historical drilling at La Pointe and La Pointe Extension. Lastly, the drilling will look to extend high-grade shoots to depth beneath the historical drilling.

Sakami Project

Plan Map

Chargeability
La Pointe
La Pointe Extension
Juliette
1 km
N
Sakami
Highway
Powerline
Cheechoo-Éléonore Trend
43
JR
9.6
Ile
Simon
Péninsule
Kalmia
La Pointe
La Pointe Extension
Juliette
Sakami
Cheechoo-Éléonore Trend
5 km
Legend
Target Area
Powerline
Structural Corridor
Fury Property
Geology
Paragneiss
Granite
Tonalite
Monzodiorite Quartz
Gabbro
Unltramafic Rock
Tonalitic Gneiss
Basalt
Sediment
Iron Formation
Chargeability mV/V
15
10
5

Figure 1: Plan map of the Sakami Gold Project.

Sakami Project

La Pointe Long Section

Looking Northeast

B
B'
Legend
Fury Planned Drill Hole
Historical Drill Hole
Estimated True Thickness (m) x Au g/t
50
30
20
10
5
Chargeability mV/V
15
10
5
Basalt
Tonalite
Gneiss
PT18-111
3.25 g/t Au over 4.5 m
PT18-116
3.89 g/t Au over 14.9 m
PT18-113
3 g/t Au over 4.5 m
PT17-102
4.28 g/t Au over 4.5 m
200 m
Sakami
B
B'

Intervals – Au grade*thickness no less than 2 g/t*m withgrade is no less than 1 g/t, maximumincluded waste is 2m

Figure 2: Long Section of the La Pointe Target showing the 2025 targeted drill pierce points below previous drilling. The drilling targets the contact between the Opinaca and La Grande geological subprovinces beneath an IP chargeability anomaly which traces the sulphide rich marker horizon. Downhole thickness was used due to the unknown zone orientations. For original disclosure, see Matamec Gold and Energy news release dated June 19, 2017 (PT17-102); Quebec Precious Metals Corporation news releases dated September 10, 2018 (PT18-111, PT18-113, PT18-116). Intervals were calculated using Au grade*thickness no less than 2.0g/t*m with grade no less than 1.0g/t, maximum consecutive dilution 2m.

Sakami Project

La Pointe Extension Long Section

Looking Southeast
A
A'
PT21-182
7.79 g/t Au over 3 m
4.39 g/t Au over 6.3 m
4.29 g/t Au over 3.8 m
PT21-187
2.72 g/t Au over 4 m
5.56 g/t Au over 2.5 m
8.7 g/t Au over 7 m
PT23-197
4.12 g/t Au over 5 m
4.53 g/t Au over 2.1 m
PT21-188
3.12 g/t Au over 4.5 m
2.62 g/t Au over 10 m
Tonalite
Gneiss
Basalt
250 m
Legend
Fury Planned Drill Hole
Historical Drill Hole
Estimated True Thickness (m) x Au g/t
80
50
20
10
5
2.5
1
Chargeability mV/V
15
10
5
Sakami
A
A'

Intervals – Au grade*thickness no less than 2 g/t*m withgrade is no less than 1 g/t, maximumincluded waste is 2m

Figure 3: Long Section of the La Pointe Extension target showing the interplay of IP chargeability, geology and gold mineralization. The drilling targets the contact between the Opinaca and La Grande geological subprovinces beneath an IP chargeability anomaly which traces the sulphide rich marker horizon. Downhole thickness was used due to the unknown zone orientations. For original disclosure see Quebec Precious Metals Corporation news releases dated June 9, 2021 (PT21-182, March 10, 2022 (PT21-187, PT21-188) and, December 19, 2023 (PT23-197). Intervals were calculated using Au grade*thickness no less than 2.0g/t*m with grade no less than 1.0g/t, maximum consecutive dilution 2m.

Sakami Project

Juliette Section

Looking Northeast
C
C’
Tonalite
Basalt
Marquers Horizons
Target Area
Gneiss
250 m
Sakami
C
C’
Legend
Fury Planned Drill Hole
Chargeability
mV/V
15
10
5
Opinaca
La Grande
Opinaca Sub-Province
Target Area
Transposition Zone
Felsic Intrusive
Apple Formation
Banded Iron Formation
Marquers Horizon
Basalt

Figure 4: Section of the Juliette target showing the undrilled target horizon with the same geology and IP chargeability signature as La Pointe and La Pointe Extension. The drilling targets the contact between the Opinaca and La Grande geological subprovinces beneath an IP chargeability anomaly which traces the sulphide rich marker horizon.

Éléonore South Project

The Éléonore South project is strategically located in an area of prolific gold mineralization with Dhilmar Ltd.’s Éléonore Mine (formerly owned by Newmont Corporation) to the north and Sirios Resource’s Cheechoo Deposit to the east (Figure 5). Two distinct styles of mineralization have been identified to date within the property boundaries: structurally controlled quartz veins hosted within sedimentary rocks similar to the high-grade mineralization observed at the Éléonore Mine; and intrusion-related disseminated gold mineralization similar to that seen within the Cheechoo Tonalite.

The first phase of drilling was completed in the Spring of 2025, comprising 12 diamond drill holes for approximately 4,930 m across a 2 x 3 km target area. The drilling targeted axial planar structures within the core of the folded Low Formation sediments with associated gold and multi-element biogeochemical anomalies. Four of the twelve drill holes intercepted low-grade gold mineralization across widths of up to 5 m and up to five zones in a single drill hole (25ES-170) (Table 1). The low-grade gold mineralization intercepted lies within an east-west, steeply dipping to the south structural corridor with quartz veining and associated strong, broad zones of carbonate + silica + tourmaline +/- diopside alteration (Figure 6). The structural corridor is interpreted to be an axial planar feature related to broad regional scale folding within the favourable Low Formation sedimentary package. Gold is associated with bismuth and tellurium within altered bedded wackes and argillites of the Low Formation.

Table 1: Spring 2025 Éléonore South drilling highlights.

Hole ID	From	To	Length (m)	Au (g/t)
25ES-167	229.4	230	0.6	0.51
	255	255.5	0.5	0.42
25ES-169	505.5	506.6	1.1	0.12
	576	581	5.0	0.16
25ES-170	62	63.5	1.5	0.40
	83	86	3.0	0.15
	182	183.5	1.5	0.21
	246.2	249	2.8	0.16
	384	385.5	1.5	0.12
25ES-176	216.5	217	0.5	0.20

Downhole thickness was used due to the unknown zone orientations.

The drilling did not intercept arsenopyrite, which is a primary indicator of gold mineralization at the Éléonore Mine. Moderate arsenic anomalism was used in the targeting of the initial drilling in order to filter out the high background arsenic in the regional sedimentary package. Future drilling will target moderate to high arsenic anomalism with associated gold anomalism within the identified structural corridor in order to filter out the right concentration of arsenic associated with mineralization and not primary arsenic associated with lithology.

Éléonore South – 100% Ownership

Exciting Potential for New Discovery

Éléonore South
Reservoir
Eau Claire
Lac Clarkie
DHILMAR LTD
Éléonore Mine
Production Outlook¹:
265-295k oz Au
Sirios Resources
Cheechoo Deposit²
Ind: 1.4M oz @ 0.94 g/t Au
Inf: 494k oz @ 0.73 g/t Au
Cheechoo Tonalite
Figure 6
Fury Gold Mines
Éléonore South
14,700 ha
Legend
Powerline
Cheechoo Access Road
Gold Mineralization
Geochemical Anomalies
Éléonore South Claims
Dhilmar Claims
Sirios Claims
N
2 km

1. Refer to Newmont news release on February 23, 2023
2. Refer to Sirios Resources news release on December 6, 2022

Figure 5: Éléonore South Project Location showing the regional scale gold anomalies identified to date.

Éléonore South - 2025 Drilling

Plan View

Looking South

Alteration Corridor
Wacke and Mudstone
Wacke
Magnetic Wacke
Legend
Latest Fury Drill Hole
Projected Corridor
Drill Intercept Au g/t
0.5
0.1
500 m

Figure 6: Oblique sections of the 2x3 km target area showing the drilled E-W alteration corridor within the folded Low Formation sedimentary package

“Fury’s technical team has learned a lot from the limited first phase of drilling at the Éléonore-style target,” stated Bryan Atkinson, P.Geol., SVP Exploration of Fury. “With just twelve drill holes we were able to confirm the same favourable geological and structural settings as the Éléonore Mine are present at Éléonore South and intercept broad zones of alteration with associated gold mineralization beneath up to 45 m of cover. Numerous untested targets remain within the six square kilometre target area, which warrant follow-up in future drill campaigns.”

Sampling and Assaying Disclosure
2025 Fury Drilling
Analytical samples for the Drill Program were taken by sawing NQ diameter core into equal halves on site with one half sent to ALS Chemex in Sudbury, Ontario, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Historical Sakami Diamond Drilling
Analytical samples were taken by manually splitting NQ diameter core into equal halves on site with one half being sent to ALS Chemex in Val D’or, QC for preparation and analysis. All samples were assayed using a 30 g nominal weight fire assay with atomic absorption finish (Au-AA24). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision. Fury has completed a review of the historical Sakami drill database and found no significant errors. Reported intervals were calculated using Au grade*thickness no less than 2.0g/t*m with grade no less than 1.0g/t, maximum consecutive dilution 2m. Due to the unknown orientation of the zones downhole thickness was used.

Technical and scientific information disclosed from neighboring properties does not necessarily apply to the current project or property being disclosed.

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and holds an 11.8 million common share position in Dolly Varden Silver Corp (14.5% of issued shares). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Forward-looking statements contained in this release primarily relate to statements that suggest that the future work at Sakami and Éléonore South will potentially increase or upgrade the gold resources.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2024 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

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